Filed by Kraft Foods Inc.

Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Cadbury plc

Commission File No.: 333-06444

The following information was made available by Kraft Foods Inc. to employees on February 5, 2010.

Forward-looking statements

This document contains forward-looking statements regarding Kraft Foods’ combination with Cadbury. Such statements include, but are not limited to, statements about the benefits of the combination and other such statements that are not historical facts, which are or may be based on Kraft Foods’ plans, estimates and projections. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kraft Foods’ control, that could cause Kraft Foods’ actual results to differ materially from those indicated in any such forward-looking statements. Such factors include, but are not limited to, the risk factors, as they may be amended from time to time, set forth in Kraft Foods’ filings with the US Securities and Exchange Commission (“SEC”), including the registration statement on Form S-4, as amended from time to time, filed by Kraft Foods in connection with the offer, Kraft Foods’ most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Kraft Foods disclaims and does not undertake any obligation to update or revise any forward-looking statement in this document, except as required by applicable law or regulation.

Additional US-related information

This document is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Cadbury or Kraft Foods. Kraft Foods has filed a registration statement and tender offer documents, including subsequent amendments, and Cadbury has filed a solicitation/recommendation statement on Schedule 14D-9, including subsequent amendments, with the SEC in connection with the recommended offer. Cadbury ordinary shareholders who are US or Canadian residents and holders of Cadbury American Depositary Shares, wherever located, should read those filings, and any other filings made by Kraft Foods and Cadbury with the SEC in connection with the recommended offer, as they contain important information. Those documents, as well as Kraft Foods’ other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and at Kraft Foods’ website at www.kraftfoodscompany.com.

Kraft Foods Global Town Hall

Friday, February 5, 2010

Sally Maier: If everybody could please take a seat, we’re ready to get started. Welcome, everyone. And thank you for joining us today. Before we get started, because so many of you are shareholders, we need to go over some important information that will help protect Kraft Foods.

As you can see on the screen here, I want to make you aware of our forward-looking statement. Please notice I said I want to make you aware. I don’t expect anyone to actually read this unless you have excellent eyesight or are a lawyer.

But there is some other information that we need to include in this presentation so when we post it as a webcast we are following all of the appropriate procedures. And once again, we’ve asked for some employees to help us do this.

Dionne Pignataro: Hi. My name is Dionne Pignataro .And I’m in the IS function. And I work in finance. We will be discussing certain matters that involve forward-looking statements. As a result, we caution you to refer to the risk factors, including in our SEC reports, as well as the cautionary language in the beginning of our slides and other written materials, where you can find a more detailed discussion of those risks and uncertainties.

Marcelo De Santis: Good day, everyone. My name is Marcelo De Santis. I work for information systems and enterprise share services. In addition to what Dionne said, the information we will be discussing today may be included in certain documents we will file with the SEC today or in the future. We encourage all shareholders and investors to read these documents because they contain important information. You can find the documents we filed with the SEC on Kraft Foods’ website at kraftfoodscompany.com.

Chris Trainor: Hi. I’m Chris Trainor. I work in internal audit. Finally, we will not be updating or reiterating our existing earnings guidance as we must comply, continue to comply with the UK takeover code. According to the rules of the UK takeover code, we may not update or reiterate guidance that an accounting firm has not reviewed or reported on.

Sally Maier: Thank you, all. And with that, now I would like to introduce our Chairman and CEO Irene Rosenfeld.

Irene Rosenfeld: Thank you. Thank you. Thank you. Thank you so much for that warm welcome. I know a number of you came here today to see if I were still standing. It’s been an intense couple of weeks I must say. But I’d like to begin by welcoming all of you, especially the newest members of the Kraft Foods family who are listening in today and I know cannot wait to be able to recite our safe harbor statement.

I had the opportunity to speak to many Cadbury employees around the world from their headquarters in the UK at a town hall on Wednesday, just like this one. And as you can imagine, given the events of the last few months, I was a little bit nervous about the reception I might receive. But I needn’t have been. They were incredibly gracious. And despite their understandable concerns about the future, they were warm, positive, and clearly capable of moving on. And so I feel very optimistic that Cadbury’s famous purple fighting spirit will now be fighting with Kraft Foods and not against it.

Let me give you all a little taste of why we were so eager to bring our two companies together. I think we’re going to show a video. But perhaps we’re not.

(Video Playing)

Irene Rosenfeld: How’s that for delicious? So today, I’m delighted to be standing here as we begin combining two great companies into a global powerhouse in snacks, confectionary, and quick meals. This combination is all about growth. And I believe Kraft Foods and Cadbury have a phenomenal future together.

And I say that for four simple reasons. First, as the world’s second largest food company, we have impressive global reach. We have $50 billion in combined revenues. We’re now number one in global confectionery and number one in global biscuits. We have 140,000 employees committed to bringing delicious products to consumers around the world.

But I’m not just talking about being big for bigness sake. In an ever-consolidating marketplace, scale is a great source of competitive advantage. Our size and presence in more than 160 countries gives us that advantage. Over 25% of our revenue comes from developing markets. More than 50% of our global revenue and almost 70% of our revenue outside North America comes from snacks and confectionary. We can achieve great things by merging our portfolios, by sharing ideas, by giving our people expanded opportunity, and by combining our operations efficiently and effectively.

Second, we have a portfolio of iconic brands that consumers around the world love and trust. We’re clear global market leaders, holding the number one positions in confectionary and biscuits, as I mentioned a moment ago. As a matter of fact, 80% of our revenue comes from brands that hold the number one share positions in their categories.

With the addition of Cadbury and Trident, we now have 11 brands with more than $1 billion in sales and over 70 with annual sales of more than $100 million. See that space? That’s for Halls.

Third, we have tremendous growth potential. Our beloved brands will thrive with focused incremental investment. Combined, we will have significantly increased presence in high-growth developing markets. And we’re highly complementary in most developed markets as well. Together, we’ll have an unmatched presence in all classes of trade in all major markets with even more upside potential.

And fourth, we’re performance driven. Both companies have their own plans and targets to reach top tier financial performance. Those targets remain. And indeed, we are aiming to accelerate their achievement so that as a combined company we’ll reach top tier faster and more consistently, aiming to deliver organic revenue growth of 5% or more and earnings per share growth of 9% to 11%. Look at that impressive lineup. You know what I say to the competition? Bring it on.

I hope our new colleagues from Cadbury will forgive me for taking a moment to thank those from the Kraft Foods team who made this possible. We knew it wasn’t going to be easy. And it wasn’t. But we also knew that it would be well worth it. There are so many people who made this day possible. But I’d like to express my heartfelt thanks to a few of them.

To [Mark Firestone], [Tim McLevish], and [Michael Osanloo], who worked literally day and night over the past six months to lead our deal team to a successful transaction; and to [Barb Brasier], [Vince Cuiule], [Phil Gregorsy], [Kim Harris Jones], [Ken Munsen], [Gerd Pleuhs], [Carol Ward], [Mike Wax], [Perry Yateman], and their many colleagues, who worked tirelessly to support them; please take a moment to give them a well-deserved round of applause.

Now that we’re together, I’d also like to extend my most sincere thanks to Todd Stitzer, his executive committee, and to the entire Cadbury team. They have been great guys into the unique character of this wonderful business and have done their utmost to ensure a smooth transition of the people and of the business. And finally, a special thanks to all of you in both companies for staying focused and for keeping out businesses moving forward during the last six months, despite the obvious distractions.

This combination will be even stronger because we’re starting off with two companies that have made so much progress and are currently performing extremely well. Thank all of you for your very hard work.

It is my sincere hope and belief that when we look back a year from now, we will all agree that 2010 was the beginning of a powerful new chapter in our growth history; the year we combined the best of both of our organizations and became a global powerhouse in snacks, confectionery, and quick meals; a year in which we stopped fighting amongst ourselves but rather fought against the competition and won with our consumers and our customers; a year in which we brought people the brands they love with even stronger equities in more forms and more places than ever before; the year that Cadbury’s goal of beating Mars and Wrigley, BMW, went from an aspiration to a reality; simply put, the year we added the world’s biggest and best confectionary company to our list of accomplishments and made our whole portfolio more delicious than ever. That’s what I see for 2010.

I’ve shared my thoughts about why I’m so confident that 2010 will be our year. Now let’s talk about how we’re going to move forward from here on together. Understandably, there’s a great deal of uncertainty right now among both Cadbury and Kraft Foods employees. And naturally, at this early stage, we all have more questions than answers. But I want to at least share our thinking at this point and what we know today.

Many of you understand what it’s like to be in the shoes of the people at Cadbury right now. I know I do. I was working at General Foods when we were acquired by Philip Morris. I’ll never forget when they replaced the apples in the vending machine with cigarettes. I see a lot of nodding heads in the audience. You were there, too. I also understand the other side of the coin, having led our acquisition and integration of Nabisco.

Through each of these situations, I learned first hand the dos and don’ts of an effective combination. We will bring all that experience to bear as we welcome

Cadbury into the Kraft Foods family. However, here’s the most important integration lesson I want to share with you. For all of the negotiations, financial gyrations, and future projections, ultimately it’s all about the people, about painting a picture of the future that is inspiring, both for the individual and for the enterprise.

As we combine our two companies, we will treat everyone fairly and equally, the way we would wish to be treated ourselves, according to the golden rule, because the way we treat people and how seamlessly we bring our two teams together are what will determine whether we live up to the promise of our combined potential, whether we truly capitalize on our position as a global powerhouse, and whether together we will consistently deliver top tier financial performance year in and year out.

By now, I hope you all know that when I say people are important, I mean it. I believe in putting the right people in the right jobs, giving them the necessary resources, and getting out of the way. But talk is cheap. So I ask you to judge our collective success in this integration process not by our words but by our actions, by what you see and what you experience.

As we think about the work ahead of us, it’s helpful to know that our companies have a lot more in common than you may think. For example, both of our companies are performance led and values driven. So I think it’s instructive to take a minute to look at our respective values side by side. Take a look.

I think you can see why we believe our values are highly compatible. As we do our work together over the coming months, learning from one another and listening to what each others’ values truly mean, we hope and expect that they are indeed as compatible in practice as they are on paper.

I’ve already talked about how our values, our passion for consumers, and our commitment to delivering top tier results are aligned. Our companies also share a commitment to doing well by doing good. Both Kraft Foods and Cadbury are on the Dow Jones Sustainability Index. As you know, Kraft Foods is the largest buyer of coffee and cocoa from Rainforest Alliance certified farms. We’re very proud of that. And as I’ve learned, Cadbury’s equally proud of their cocoa partnership and work with fair trade.

In addition to sustainability and the broader world, it’s clear we’re both committed to helping those in the communities where we live and work. Our issues and programs may be somewhat different. But the intent of the Kraft Foods and Cadbury foundations are quite similar. And I for one am very excited to see how much more we can do when we go into our communities, participating jointly in events like Make a Delicious Difference Week or Cadbury Day.

So I hope you can see why I believe we have a terrific foundation to build on. I also think it’s important as we start our work that we have a common understanding of what we mean when we talk about integration. We’re talking about both cost synergies and growth opportunities. As a combined company, when we talk about scale, we’re talking about it not only as a way to lower costs but also as a way to grow faster by leveraging insights and capabilities across categories and across geographies.

And when we talk about the best of both, we do not mean that everything is up for grabs or that we’ll draw 50-50 from both companies but rather that we are eager to listen and to learn from each other and in most instances to decide jointly on the best way forward.

That said, there are a few questions that I can answer straight away. Our headquarters will remain in Northfield, Illinois. We will not be listed on the — New York would be good — we will not be listed on the London Stock Exchange. In fact, as our news release indicated this morning, we’ve now crossed the 75% ownership mark. And we will begin the delisting process. I will remain Chairman and CEO of the combined company.

As you may have read, Todd Stitzer and [Andrew Bonfield], Cadbury’s CFO, have resigned. But both have agreed to help with the integration. And we’re very grateful for that. We also have a global team of executives from both companies in charge of bringing us together. [Tim Cofer] is leading from Kraft Foods. And he is paired with [Mark Reckett] from Cadbury.

Many of you already know Tim. As an 18-year veteran of Kraft Foods, he’s ideally suited for this role. Among his many accomplishments, Tim managed our 26-country European chocolate business from 2003 to 2006. During that time, his strategic marketing vision and new product development efforts led to three years of significant revenue growth, margin expansion, and consistent market share growth.

Working hand in hand with Tim will be Mark Reckett. Mark is a 20-year Cadbury veteran. He knows the company through and through from structure to financials to people. Indeed, he’s been the chief architect of the strategies that have made Cadbury so successful. Mark embodies the heart and soul of the company. And we know he will be a great partner in helping us to truly capture the best of both and grow even faster.

In the coming weeks, Tim, Mark, and the team will be guided by six practical principles. I’ve alluded to many of them. But I think they bear repeating. First and foremost, we must maintain our base business momentum. Many integrations fail not because the cost synergies were not achieved but rather because the base business was not properly looked after. And by that, we mean spend time on those things that will bring the biggest benefit to the organization.

Second, we will follow the money, the 80-20 rule. Third, capture best of both. Like I said, this means that we are eager to listen and to learn from each other and to decide jointly how best to move forward. Fourth, treat people fairly and with respect. I mentioned the golden rule earlier. We are committed to treating people the way we wish to be treated ourselves.

Fifth, move quickly. It’s not fair to you, our business, our customers, or any of our stakeholders to drag things out. And my experience with these kinds of transitions is that in hindsight you always wish you had moved even faster.

And sixth, communicate, communicate, communicate frequently, honestly, and transparently. We’ve put a premium on communication throughout our turnaround. And we will continue to do so as we combine our two companies.

Here are some additional thoughts I can share with you about our integration. When it comes to back room systems and processes, such as IT, in the vast majority of cases, it will be more cost effective and efficient to the overall company to adopt the Kraft Foods platform. It’s a pragmatic, practical approach.

On the other hand, with front room activities, like marketing and in-store merchandizing, we’ll go with the best practice from whichever company has it. And when it comes to people decisions, we’ll choose the best person for the right job while always treating people fairly and with respect.

A final process point I can share with you today is the broad timeline for integration. Within the next 45 days, we intend to announce my executive team, the leaders of the regions, areas, countries, and categories, and the direct reports to the functional leaders. Once those are done and within the first 90 days, we intend to announce the boards of management and the leadership teams for each of the regions, areas, countries, and categories. We’ll also determine how and if to consolidate any region, area, or country office locations as well as our various research and development facilities.

Within six months, we’ll develop a joint recommendation for a common manufacturing network strategy. Beyond that, Tim, Mark, and the team will develop a specific timeline so you’ll know what to expect and when. You’ll also hear from your local leadership. And you can raise questions or concerns with them at any time.

Even without all the answers, combining our two companies will begin immediately. We need to minimize the distraction to our day-to-day business so as to keep building and growing our brands. The process will be fair and transparent to all employees from both companies.

This is an uncertain time. We have laid out a very clear plan and time table to begin the process of integration. But we all know that even the most well thought out plans don’t always go exactly as we would like. When that happens, I want people to speak up, as I always do. And there will be many ways to do that. We have our Kraft Foods intranet. But we also have a new website for all employees, where you can get information, provide comments, pose questions, and get involved in discussions. It’s called moredeliciousthanever.com.

I’ve been pleased to see that thousands of employees from both companies have already logged onto this website. Here’s what one of our Kraft Foods UK employees has said. And I quote, well done. This is a great opportunity for all of our new family, whether we come from a Kraft or Cadbury heritage.

And here’s a comment from one of our new Cadbury colleagues. Focusing on the similarities rather than the differences will help to highlight the best of both. Opportunities abound.

I’ll be on moredelicious.com than ever — try that again. It’s easy for you to say. I’ll be on moredeliciousthanever.com as well. I always found reading posts from employees is a terrific way to find out what’s happening in the Company. And I am especially anxious to make sure that I’m in touch with how you are all feeling at this particular time. In fact, I would like to begin that dialogue right now. If I don’t have an answer yet, we will certainly get back to you. And as soon as we can, we will address it.

We’re also planning to use the integration website to post answers to the most frequently asked questions. So with that, I’d be happy to take your questions right now. And I would ask Sally to just review the process.

QUESTION AND ANSWER SESSION

Sally Maier: Sure. So for everybody here in Northfield, all you need to do is raise your hand. We have people with microphones throughout the room. So please wait until you have a microphone so the rest of the people listening on the webcast and on the phones can hear your question.

For those on the webcast, they can submit a question on the webcast player. There’s a little box there that you can type in a question and just hit the submit button. And we have Gerri over in the corner, who’s going to help direct us with questions from the webcast.

And then on the phone, if you have a question, you also — all you need to do is press star and then zero on your telephone keypad. And an operator will come on the line and confirm that you want to ask a question and put you in the queue to do that. Okay?

And we’ve also got a few questions from people in advance that we thought we would start with to give you all time to think of questions. And I’m sure you have a lot of them. In addition, through the moredeliciousthanever.com site, we’ve received lots and lots of questions from people. They’re very interested to know what’s happening. In most cases, they have very specific questions about locations or activities. And while we can’t answer a lot of those today, we will keep those. And as time goes on, we’ll make sure that those get to the right people so you can get answers to your questions.

So we’ll start off from one of the ones we got in over the website. And this question was asked by several people, Dan, Steven, and Theresa. And I’m sure others have come in as well. It says Hershey’s currently manufacturers the majority of Cadbury products in the U.S. Does the Company now plan to continue this arrangement? Or will we be bringing production of these products to a Kraft facility now?

Irene Rosenfeld: Our expectation is that that relationship will continue. But we obviously need to take the next couple of weeks to just understand the nature of that relationship. But I think it’s been a very strong relationship for — it’s been a longstanding one. And our guess is that that relationship will continue.

Sally Maier: Okay. Thank you. The next question comes from Marcio. And he is asking — we know that in various regions of the operations of both companies there’s double teams, whether it’s commercial or administrative offices. What will prevail over the physical premises, Kraft or Cadbury?

Irene Rosenfeld: I think we’re going to go — move into that task as we are into all tasks of integration with a premise that we are trying to create the best of both of the combined companies. And as I mentioned a few minutes ago, we’re going to move as quickly as possible. It is our intent to name the leadership.

And then they in turn will name their boards of management within the 45- and 90-day timeframe. And then that will also then dictate some of the decisions that we need to make about office locations. But our intent is to ensure that we are truly bringing these two great companies in a way that capitalizes on the best of both.

Sally Maier: There’s another kind of a follow-up and related question to that as people are thinking about bringing the two organizations together. We’ve had a couple people — Phyllis is one of them here that is asking about whether — is there a plan to hold off on filling open and current positions until we know more about how the two organizations are going to come together.

Irene Rosenfeld: I would beg you to not fill any open positions right now. I think that would be a very good process until you understand what some of the talent opportunities are as we look at talent in both companies and as we think about what the structure of the combined organization will look for. So I would ask that the HR community, that you work with your HR professionals to assess what the needs are. But I would suggest that we have a fabulous opportunity to combine the workforces of two very talented companies. And we would be well served to use that as our first opportunity before we would do anything else.

Sally Maier: Thank you. I’d like to go now to the audience here in Northfield to see if anyone has a question. Just raise your hand. And we’ll get you a microphone. We’ve got a question over here.

Sally Maier: With the acquisition of Cadbury and all of these people coming together and the best of best, how will the finance transformation play into this?

Irene Rosenfeld: As you know, we have a number of transformation programs of our own under way. And one of the most important things that we’re going to do as the integration team works together to integrate the two organizations is to take a look at the timing and the game plan for a number of our initiatives. So I think there’ll be more to come on that subject. But I think we are well served as we look at all the integration activities that have to happen to look at some of the initiatives that might’ve been part of our base program and just figure out how best they fit.

I am reasonably certain that the initiatives themselves, for all the reasons that we thought they were important, will remain on the docket. The only challenge will be whether or not we sequence the timing any differently.

Sally Maier: Okay. Any other questions here in Northfield at the moment? Okay. Gerri, I’m going to check with you to see if you’ve had any questions over on the webcast. I can’t quite see you over there. But we’ll go to you now.

Gerri Nowoczynski: Thank you, Sally. We have several. Our first question is from Klaus in Bremen. Irene, you mentioned confectionaries, snacks, and quick meals. Is coffee out of focus now?

Irene Rosenfeld: It’s not out of focus. It is a very important category to us. Our Tang business is a very important category. We have a number of categories elsewhere in the world that are important to us. But I think as we move forward, we believe that our greatest competitive advantage comes from focusing in snacks, confectionary, and quick meals. And we will be putting a disparate amount of our resources in those areas.

That said, as we continue to think about the evolution of some of our other categories, like coffee, for example, the opportunity to move it into more of a snack, for example, is what we see as one of the biggest opportunities, simply because consumer behavior is moving in that direction. So I think it is quite consistent with the overarching objective. But those are the three areas that will receive our greatest attention going forward.

Sally Maier: Gerri, would you like to do a couple more questions from the webcast?

Gerri Nowoczynski: Yes, I will. Thank you. Ryan from Northfield asks — Irene, you mentioned follow the money, the 80-20 rule. Could you explain a little bit more by what you mean by that?

Irene Rosenfeld: It’s very simple. It’s just there — as we look at the opportunity to bring these two companies together, there will be hundreds of opportunities. And what I would suggest you do to help to figure out what to do, first, second, and third is very much what you should do in your daily lives anyway, which is to figure out which of these activities can have the greatest impact.

And so 80-20 is simply about figuring out which of the many activities one might focus on can have the greatest impact on the performance of the combined companies. And I would suggest that you put your efforts toward those first. And then we get to some of the other ones later on.

Sally Maier: Gerri, another one?

Gerri Nowoczynski: Our next question is from Nina in Manila. What will our company name be? Will it remain Kraft Foods Company or Kraft Cadbury Foods?

Irene Rosenfeld: For the time being, it will remain Kraft Foods. We have a lot of equity in that name. The Cadbury brand will be an important part of our portfolio. And we have every intention to continue to invest in that equity and to build its presence around the world. But the name of the company for now will be Kraft Foods.

Sally Maier: Gerri, we’ll take another one from — that came in earlier. And this is more of a comment, Irene, that maybe you can build on this. This is from [Sorube]. And he says I am an employee of Cadbury India. And India does not yet have any formal presence of Kraft Foods. Yet India has a well developed market for biscuits, cheese, and chocolates. The launch of these from Kraft in the Indian market holds a definite promise of scaling up Indian operations several fold in a few years.

We eagerly look forward to the broad plans for the rollout of these categories and any initial directions as we are enthusiastic to start understanding these categories from a consumer standpoint. It would be great if we could get some timelines on when we shall start building these plans.

Irene Rosenfeld: Tomorrow. I think India is one of the most exciting examples of the power of bringing these two companies together. We see — we would agree that we see tremendous opportunity to use the infrastructure that Cadbury has in chocolate in India and be able to use that as a vehicle through which we can put cheese, Tang, biscuit. But we see that in so many markets.

We see a similar opportunity to use the gum infrastructure in Mexico through which to expand our penetration of so many of the Kraft products. But at the same time, we see a fabulous opportunity in markets like Brazil, Russia, and China, where we have sizable Kraft businesses, to be able to put some of the Cadbury products through the Kraft infrastructure.

These are two very, very complementary companies. And the opportunities are just really, really terrific as we think about combining them. I see a whole C store team — we’ve got a whole convenience store team sitting in the second row here in Northfield that — that’s another one of our terrific opportunities in North America to be able to use the convenience store distribution of Cadbury to be able to put our biscuit products and our other snack products, our nuts, through. So the reason I talk about the phenomenal future of these combined companies is because of the opportunities like these.

Sally Maier: Thank you, Irene. We’ll check back here in Northfield to see if anyone in the audience has a question they would like to ask. This is right opportunity. In the back there.

Unidentified Participant: Hi, Irene. So many of my colleagues are going through the argument of how do you pronounce the name. I’m in the cafeteria. And I hear buzz behind me. It’s Cadbury. It’s Cadbury. What is it really?

Irene Rosenfeld: Cad-brie.

Unidentified Participant: Cadbury. Thank you so much.

Sally Maier: Wonderful, the question no one else wanted to ask.

Irene Rosenfeld: Thank you. Let me ask my Cadbury colleagues over here. That was — was that correct? Okay. We got it right.

Sally Maier: Good. Do we have another question here in Northfield? We’ll go back to Jerry on the webcast. And, Gerri, do you have like two or three questions you could go to right now?

Gerri Nowocyznski: Yes, we do, Sally.

Sally Maier: Okay. Why don’t you do three?

Gerri Nowocyznski: Okay. Irene, this is from Lisa in [Shaltenham]. How do you intend to win over the hearts of consumers in the UK following the negative media there?

Irene Rosenfeld: Well, we obviously have a little bit of work to do. But I read an op-ed article that appeared in the papers yesterday about how we are protecting the Curly Wurly. And we have every desire to be able to tell our story. I think a lot of the media surrounding this process was somewhat exaggerated.

In some news reports, we were letting go more people than are actually employed in the UK. And so the reality is — it’s just as important for us to get our story out to help them to get to know Kraft Foods just the way the Cadbury employees are beginning to do.

And I think as they come to understand our commitment to our brands, our willingness to invest in our equities and our product quality and in the business, I think things will settle down quite a bit. But that is one of the most important next steps for us aside from the integration activities is to be able to get out and tell our story because I think it’s a very positive story. And it’s one that needs to be told.

Gerri Nowocyznski: Thank you. Our next question is from Alejandro in Mexico. How will Kraft inspire Cadbury to join Delicious Purpose?

Irene Rosenfeld: Well, as I mentioned, one of the things that will — I think are important for us to do together over the coming weeks is to take a look at our respective values and to talk about what they mean to us. On the surface, as I mentioned, if you look at some of the words, they look quite similar. But as you well know, the meaning of some of those words often are quite different.

And I think as we start to share with one another and learn from one another, we’ll better understand the meaning behind those words. And it will allow us to be able to move together with a common understanding and a common purpose.

Gerri Nowoczynski: Thank you. Our next question is from Troy in the United States. And that is — you just addressed how manufacturing in the United States will be handled near term. How about the sales function? How are Cadbury sales functions currently structured? And how do you envision this structure changing going forward?

Irene Rosenfeld: It’s a little premature to answer that question directly, other than to say that one of the most important competitive advantages within each company is the sales capability. And we will do nothing to mess that up. So we’re going to need to take some time to study our strengths, their strengths I think on the surface.

We have terrific penetration in traditional supermarkets. They have terrific penetration in immediate consumption channels around the world. We both have different degrees of strength in developing markets and traditional trade.

And it’ll be our intent to put those companies together and those capabilities together in the best way to maximize the advantage of the combined company. But sales is one of the areas where we see the greatest opportunity for growth.

Sally Maier: Okay. We’ll take a couple more questions that have come in over here. This is from Greg. He says — I hope you could assist by answering my questions. What role can we play in facilitating a speedy integration? And will there be specific integration teams put together that will assist at both the regional and business unit level?

Irene Rosenfeld: I start with the fact that the best thing that you all can do is to stay focused on your base businesses and to be sensitive to the colleagues around you. I think that just will facilitate our ability to make some of the necessary decisions. And as those decisions are made, it will allow us to move forward.

There is a very robust integration team headed by Tim Cofer and Mark Reckett. They have representation in all the key areas of overlap between the two companies.

And they will use the next couple of weeks and months using, according to the time table that I described, to work with their respective — with the respective companies to be able to figure out how best to put these businesses together.

But the most important thing you all can do is to stay focused on your business, not speculate. Wait for facts. And if you have any questions, ask them publicly as opposed to at the water cooler. I think that’s the best thing you can do as we move forward here.

Sally Maier: Thanks, Irene. This question is coming from Dan in Canada. And he’s asking about whether Kraft Foods is going to adopt Cadbury’s culture. And he included a little clip from their website that talks about their very special culture, being committed to doing business the Cadbury way, and that they’re informal but focused. And through teamwork, collaboration, they meet their commitments and deliver results. And it also notes that it’s a fun place to work where we can wear jeans five days a week and —

Irene Rosenfeld: And I’m sold.

Sally Maier: And they observe summer hours from May through October.

Irene Rosenfeld: Are they off on Fridays also?

Sally Maier: So that’s from Dan in Canada.

Irene Rosenfeld: Well, as I said, we’re going to do our due diligence here and understand the best of both — there’s a couple of things in there that I’m not sure are at the top of my list. But I think we are truly open to combining the best of these two companies.

Sally Maier: Thank you. We’ll check and see if there are any questions here in the Northfield room again. Yes, we’ve got one in the back there.

Unidentified Participant: Are there any businesses that we’ll be required to sell, given the fact that we’re now working with Cadbury and Kraft together?

Irene Rosenfeld: Fortunately, no. Part of the process here is that we had a competitive review on route to the final offer. And it was really very little overlap between the two companies. We were asked to divest some businesses in Romania and Poland. And we will have to go about separating those from the rest of the businesses. But beyond that, we have no need or desire to sell any other businesses. These two companies are highly complementary. They fit very, very well together. And our goal is to figure out how to maximize the opportunity of putting them together.

Sally Maier: Thank you. Gerri, do we have more questions on the webcast?

Gerri Nowoczynski: We do, Sally.

Sally Maier: Why don’t you take about three more?

Gerri Nowoczynski: Okay. Our next question is from Christine in France. Irene, how do you foresee combining the global powerhouse and the Together for Growth biscuit integration planned in June 2010?

Irene Rosenfeld: They’re highly compatible. I mean, the Together for Growth opportunity talks about a model of how our European business is going to operate. And actually, it’s not unlike the model by which Cadbury operates today. And so I see those two approaches are highly compatible. And we see that there’ll be great opportunity to bring the two companies together in that region of the world.

Gerri Nowoczynski: Thank you. Our next question is from Paul in Chiswick. I am looking forward to the potential of a Cadbury’s dairy milk [tassimo] hot chocolate. What blended products do you foresee?

Irene Rosenfeld: That’s a great one. And I think we’ve got — we each have our own personal favorite of five other ideas. But I think what’s so exciting about this opportunity is you start to let your mind wander. And you look at the portfolio. The opportunities to try to bring together chocolate and biscuit and chocolate and drinks and so many of the capabilities that we each have in the two companies, the possibilities are truly endless. So it’s a very exciting time. And tassimo and Cadbury hot chocolate, I think Cadbury hot chocolate flavor within tassimo is a very real idea.

Gerri Nowoczynski: Thank you. Our next question is from Tom in Northfield. Can you expand more on how the recent divestiture of the pizza business aligns with the focus on quick meals?

Irene Rosenfeld: — with pizza, as we said at the time when we announced the divestiture is that we had — it did not fit well with one of our most important competitive advantages in North America, which is our wall-to-wall selling system. And importantly, as we seek to expand our global footprint, that business did not scale well outside North America. And so we made the very difficult decision to divest it for those two reasons. Yes, it is a quick meal. But unfortunately, it didn’t have the — it was not part of wall to wall. And it would not scale well outside North America. We don’t have frozen capabilities anywhere else. And so we made that decision.

Sally Maier: Thanks, Gerri. Any questions here in the room that we can go to? It’s a great chance to ask what’s on your mind. Okay. We’ve got another question that had been submitted early. And this was a question about the best of both key point and talking about the right person in the right job. And how objective will — this is from Dahlia — how objective will the process be if the new chosen line leader is a Kraft Foods person and not a Cadbury person? How can we be secure that we will be treated fairly?

Irene Rosenfeld: It’s an excellent question. I would refer you to those who were involved in the [LU Biscuit] integration. It is understandable that it’s human nature. It’s very difficult if you come from one company or the other. There’s a tendency to reach toward — to gravitate toward the folks that you know. And for that reason, in most of our major markets, we’re going to use a third party to help us to evaluate the talent to ensure that we truly are able to capture the best of both.

We used that process in the integration in a number of our developing markets when we brought in LU Biscuit into Kraft. And it has worked exceptionally well. And I look forward to seeing the same result as we bring Kraft and Cadbury together.

Sally Maier: Here’s another question from Martin. One of the big savings suggested was through the procurement of cocoa. With cocoa at record prices, what are the thoughts on how this could be achieved? And what can we as employees be doing to help that project?

Irene Rosenfeld: Well, I’d tell you one of the things as we start to get into the plans of the two companies, one of the things that characterizes both companies is a very strong focus on procurement as a source of competitive advantage. In fact, I think we’ve found that much of what Cadbury was doing is quite well aligned with Project Saver that Kraft was engaged in.

Cocoa is one of just a number of opportunities that we see for creating scale for the combined company and thinking about how we might approach that opportunity in a way that can be — provide competitive advantage for us. So over the coming weeks and months, part of our opportunity is to identify areas of commonality in procurement, looking at best practices with respect to procurement and supplier relationships. And I think that will turn out to be a source of great competitive advantage for the combined company.

Sally Maier: Gerri, I — let us know if you’ve got a lot of questions over there on the webcast still. And we’ll go to you for some more.

Gerri Nowoczynski: I’ll do three more.

Sally Maier: Okay.

Gerri Nowoczynski: Okay. Our first one is from Goldie in Northfield. And that is — Warren Buffet voiced many concerns over the Cadbury acquisition. Will his comments subside since they seem to dampen investor and employee opinions?

Irene Rosenfeld: Well, no, our stock’s been doing pretty well lately. So I’m actually feel — a lot of what happened to our stock over the last couple of weeks was really much more related to the overall uncertainty of the transaction and concern about how it would resolve itself.

Without a doubt, Mr. Buffet and a number of our investors had some concerns about the consideration that we used in our offer. They were concerned about us using too much stock. We addressed that issue, as you saw, in our final offer. We took about 100 million shares out of the consideration. And I think it has been well received.

We’ve also been very clear with all of our investors that the economic returns of this combination are quite attractive. We have a double-digit internal rate of return. We have maintained our investment-grade credit rating, which was very important to us. And we have committed to being accretive, cash accretive, of about — to the tune of about $0.05 in our second full year. Those are quite attractive financial accomplishments for a very strategic combination. And so I think in the coming months and years, our investors will be well rewarded for the combination of these two companies.

Gerri Nowoczynski: Thank you, Irene. Our next question is from Barbara in Mexico. Irene, you mentioned earlier about the 90-day timeline. What time do you expect to have a full completion of the integration of both companies globally?

Irene Rosenfeld: Well, we’ve said that we would reach — we should be able to in the course of the first year have fully integrated the two companies. But I think if we look at the timelines associated with each of the individual activities, most of it would have happened within the first six months. So the opportunity in any integration of this magnitude is to move quickly but wisely. And that’s going to be the principle by which we intend to do this. But our hope is that we will be able to make most of the critical decisions in the course of the next six months.

Gerri Nowoczynski: Thank you. Our next question is from George in Terrytown. When can Kraft employees expect the Cadbury products in the company stores and vice versa?

Irene Rosenfeld: That’s always the most important issue after can we wear jeans five days a week. Very quickly, very quickly. I think we have a lot of delicious products that we would like to acquaint all of you with and so many of our other consumers. And so we look forward to getting them — having them available and vice versa. I think it will be a very helpful interchange.

Sally Maier: Okay. Thanks, Gerri. We have time for a few more questions. So anybody here in Northfield, this is your last chance to ask a question.

Unidentified Participant: Hi. First, congratulations. Unbelievably masterful — not master foods but masterful. Second, really jeans, that’s just a thought. Third, Cadbury has some great advertisement, very edgy, very contemporary. And I’m just wondering if maybe we can get a little bit of that edginess in some of our marketing.

Irene Rosenfeld: I hope so. I think there’s so many great things that they are doing as we start to learn and watch what they’ve done. There’s a lot. The other area that is clearly well advanced at Cadbury and I’d suggest better than where we are is the whole category infrastructure. Their ability to think about global categories and to take innovation from one region very rapidly to another is a real best practice that I look forward to learning from, so lots of areas within both companies. If you’ve seen the gorilla, it’s really — it’s exciting work. And I look forward to seeing some of that play through some of our Kraft brands.

Sally Maier: Okay. Irene, here’s the final question. And several employees have sent this in. And they’re very — both on the Cadbury side and Kraft Foods side. They’re very excited to learn more about both the products that we all sell and the facilities around the globe. What would you recommend for people, the best way to start learning about each of the organizations?

Irene Rosenfeld: Well, I would hope that those of you who are working on moredeliciousthanever.com can help us to post that information. I think that would be really helpful to just understand the product portfolios, the manufacturing locations. We have a very nice map with little flags of the respective operations. And I think that would be a fascinating thing for employee to share with employee. So let’s do that.

Sally Maier: Okay. Thank you, Irene. We appreciate taking the time to answer all those questions.

Irene Rosenfeld: Thank you. So let me conclude by saying that I know how excited all of you are about Cadbury becoming part of our company. We respect and admire the brands of Cadbury, the people of Cadbury. And we are very, very anxious to continue building on what you all have achieved.

As I started to say a few minutes ago, though, in the days ahead, I’d ask a couple of things of you. First of all, keep an open mind and help your colleagues do the same. This is a very uncertain period. And it is critically important that we don’t make decisions that have not yet been made. Focus on facts and what’s known, not on rumors or speculation. Work together so that we can combine our companies quickly and smoothly. Judge our success based on our actions and our results. At the end of the day, the only metric of how well we have come together is how well we are performing. And most important to that end, keep doing what you’re doing, creating brands that people love and growing your businesses.

I am incredibly optimistic about our prospects as a combined company. Together, we are going to be a global powerhouse in snacks, confectionary, and quick meals and coffee and beverages and many other delicious things. We’re going to be — we are great today. But we will be even more delicious in the future. I thank all of you. Have a great day.